Exhibit 99.5

2601 14TH AVENUE MARKHAM, ON L3R OH9 VOTING INSTRUCTION FORM ANNUAL MEETING CELESTICA INC. WHEN: WEDNESDAY, APRIL 29,2020 AT 9:30A.M. EDT WHERE: Novotel Toronto North York Hotel 3 Park Home Avenue North York, Ontario Broadridge' w CELESTICA INC. 5140 VONGE STREET, SUITE 1900 TORONTO, ONM2N 6L7 CANADA AT: ENGLISH: 1·800·474·7493 OR FRENCH: 1·800·474·7501 OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS REMINDER:PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. PROXY DEPOSIT DATE: APRIL27,2020 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose CONTROL NO.: The control number has been assigned to you to identify your shares for voting. name Is written In the space provided will have full authority to attend and otherwise act at, You must keep your control number confidential and not disclose it to others other than when you and present matters to the meeting and any adjournment or postponement thereof, and vote on vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client A meeting is being held for securityholders of the above noted Issuer. all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or In the management proxy circular. Consult a legal advisor If you wish to modify the authority of that person in any way. If you require assistance, please contact the person who se!VIces your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for se!Vke of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct, 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have declined to receive materials, a reporting Issuer Is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this fonn or as stated in the management proxy _ circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read In conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online with your instructions. We cannot vote for you if we do not receive your voting ---instructions. Please complete and retum (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: • Write your name or the name of your designate to act on your behalf on the uAppointee" line on the other side of this form, sign and date the form, and return it by mall, or • Go to ProxyVote.com (lf available) and insert the name in the u Change Appo!ntee(s)" section on the voting site. at least one business day before the proxy deposit date noted above or the proxv deadline specified in the management proxv circular. Voting instructions received on-- the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as If you have any questions or require help, please contact the person who se!Vices your account. === may properly come before the meeting or any adjournment thereof. ---Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. You, or your designate, as the named uAppointeeu, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. PLEASE SEE OVER REVIEW YOUR VOTING OPTIONS ONLINE:VOTE AT PROXVVOTE.COM USING YOUR COMPUTERBY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BYTELEPHONE LOCATED BELOW.BY MAIL:THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. SRIJ\22017

Exhibit 99.5